

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   January 3, 2008

Mr. John Sznewajs
Chief Financial Officer
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Re: Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 1-5794

Dear Mr. Sznewajs:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

                                              Sincerely,

                                              Jessica S. Kane
                                              Staff Attorney